EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

May 2, 2022

AVINO GRANTS OPTION TO ENDURANCE GOLD TO ACQUIRE OLYMPIC CLAIMS;

CONTINUES WITH STRATEGY OF DIVESTING OF NON-CORE ASSETS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”), announced that in line with its strategic plans to become an intermediate producer in Mexico, the Company has granted Endurance Gold Corporation (EDG – TSX.V; ENDGF – OTC Pink; 3EG – Berlin Open Market, or “Endurance”) the right to acquire an option to earn 100% ownership of the former Minto Gold Mine, Olympic and Kelvin gold prospects contained within a parcel of crown grants and mineral claims (the “Olympic Claims”).

The Olympic Claims are owned by Avino and are located on the north and south shores of BC Hydro’s Carpenter Lake Reservoir in the Bridge River Valley, east of the Royal Shear trend.

“As part of Avino’s ongoing plans and recent strategic acquisition of La Preciosa, our goal is to focus on expanding our current mining complex, and advancing towards intermediate producer status”, said David Wolfin, President and CEO of Avino. “To divest of this non-core asset which has previously been inactive, allows us to transform quicker and emerge stronger by focusing on our core operations in Mexico.”

Under the terms of the letter agreement, Endurance can earn a 100% interest in the Olympic Claims if they pay Avino a total cash consideration in the aggregate amount of $100,000, issue up to a total of 1,500,000 common shares (‘Shares’) of Endurance and incur exploration expenditures in the aggregate amount of $300,000; all of which is to be incurred by December 31, 2024.

In the event that Endurance earns the 100% interest, the Olympic Claims will be subject to a 2% net smelter return royalty (“NSR”), of which 1% NSR can be purchased by the Endurance for $750,000 and the remaining balance of the NSR can be purchased for $1,000,000.

As part of the final requirement to earn its interest, Endurance agreed to grant to Avino 750,000 share purchase warrants (“Warrants”) by December 31, 2024, that offer Avino the option to purchase additional shares in the Company for a period of three years from the date of issuance. The exercise price of the Warrants will be set at a 25% premium to the 20-day VWAP share price at the issuance date. During the Option, if Endurance is successful in defining a compliant mineral resource of at least 500,000 gold-equivalent ounces on the Olympic Claims then Endurance will be obliged to pay Avino a $1,000,000 discovery bonus.

The Option agreement is subject to the TSX Venture Exchange acceptance, and any Shares or Warrants to be issued will be subject to a four-month hold period on issuance as per the policies of the TSX Venture Exchange.

May 2, 2022 – Avino Silver & Gold Mines Ltd. – News Release Avino Grants Option to Endurance Gold to Acquire Olympic Claims; Continues with Strategy of Divesting Non-Core Assets Page 2

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property nor the La Preciosa Property have the amount of the mineral resources indicated in their reports or that such mineral resources may be economically extracted. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that its files with the U.S. Securities and Exchange Commission.